Exhibit 99.1

Clearmind Medicine Announces Publication of European Patent for Psychedelic-Based Combination Therapy for Cocaine Addiction

Patent publication in Europe strengthens Clearmind’s global IP position and advances strategic focus on addiction treatment

Vancouver, Canada, May 12, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, announced today the official publication of a European patent application by the European Patent Office (EPO).

This patent, numbered EP 4531826, covers Clearmind’s proprietary psychedelic-based combination therapy, which includes MEAI (5-methoxy-2-aminoindane) and certain N-Acylethanolamines, such as Palmitoylethanolamide (PEA), for the treatment of cocaine addiction. The application further strengthens Clearmind’s expanding global intellectual property portfolio and complements similar patent filings in other key markets.

The patent is based on preclinical trial results led by Professor Gal Yadid and his team at the Gonda Multidisciplinary Brain Research Center at Bar-Ilan University in Israel. These studies build upon earlier experiments in which animals treated with MEAI exhibited a significant reduction in cocaine-induced cravings.

Further research was conducted in rats to assess whether MEAI’s effects on drug-seeking behavior extended to natural rewards, given that reward-based reinforcement is a fundamental survival mechanism across species. The study produced positive results, demonstrating that while MEAI reduced cocaine-seeking behavior, it did not impair the rats’ response to natural rewards such as sucrose. This finding suggests that MEAI’s impact on drug cravings is not tied to the general reward system, but is specifically targeted at drug-related compulsions.

“This European patent publication marks an important milestone in Clearmind’s strategy to safeguard the intellectual property behind out innovative addiction treatments,” said Adi Zuloff-Shani, CEO of Clearmind. “As part of our broader mission to develop effective, non-addictive therapies for substance use disorders, strengthening our IP across global jurisdictions is key to ensuring long-term commercial and scientific leadership.”

The patent application is part of Clearmind’s ongoing collaboration with SciSparc Ltd. (Nasdaq: SPRC), with the aim to explore the combined potential of MEAI and SciSparc’s PEA-based technologies for treating various central nervous system disorders.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses mission to develop effective, non-addictive therapies for substance use disorders and its long-term commercial and scientific leadership.  The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.